SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2023

Earnings Release

Q3'23

During Q3'23 Nu delivered solid operating results, impressive growth, and increasingly robust profitability, while maintaining healthy asset quality. Our revenue increased by 64% year-over-year to US$2.1 billion while net income expanded to US$303.0 million from US$7.8 million in the prior year's period. Adjusted net income reached US$355.6 million, reflecting a strong adjusted annualized ROE of 25%. Our effective cross-selling and up-selling strategies have driven an extraordinary pace of customer growth, exceeding 89 million customers by the end of the quarter. Mexico saw a resurgence in growth with net-adds surpassing 700 thousand customers attributed to the expansion of Cuenta Nu. This quarter's results demonstrate our ability to continue to accelerate our growth and profitability flywheel.

David Vélez, founder and CEO

São Paulo – November 14, 2023 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or "the Company") (NYSE: NU), one of the world's largest digital banking platforms, today reported its unaudited results for the quarter ended on September 30, 2023 (Q3'23). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q3'23 Financial and Operating Results


R$ 238,16

Added **5.4 million** customers this quarter and **18.7 million** year-over-year (YoY), reaching a total of **89.1 million** customers, reinforcing Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide, and the fifth largest financial institution in Latin America by number of customers[1]. The pace of monthly net-adds in Brazil surpassed **1.5 million** customers, establishing Nu as the fourth-largest financial institution in the country by number of customers[2].

Reported a Profit of **$303.0 million** this quarter, compared to a profit of **$7.8 million** in Q3'22, while Adjusted Net Income reached **$355.6 million**, compared to **$63.1 million** in Q3'22. Revenues increased **53%** YoY on an FX neutral basis (FXN) to **$2.1 billion**, with Monthly Average Revenue per Active Customer (ARPAC) expanded **18%** YoY FXN to **$10.0**.

Deposits increased **26%** YoY FXN to **$19.1 billion**, while both cost of funding and the Loan-to-Deposit ratio (LDR) remained stable quarter-over-quarter (QoQ) at **80%** of the Brazilian Interbank Deposit rate (CDI) and **35%**, respectively. Nu's total receivables from credit card and lending portfolios increased **48%** YoY FXN to **$15.4 billion** and the Interest-Earning Portfolio (IEP) increased **72%** YoY FXN to **$6.7 billion**.

Brazil Credit Portfolio 15-90 NPL ratio was at **4.2%**[3], -10bp QoQ, while the 90+ NPL ratio increased 20bp QoQ to **6.1%**[3], in line with the expected stacking behavior of the early delinquency buckets in previous periods.

Net Interest Margin (NIM) and Risk-adjusted NIM continued to expand, both achieving all time highs of **18.8%** and **9.0%**, respectively, highlighting Nu's adequate pricing for risk.

1: Source: Companies reports, BCB, Nu.
2: Source: BCB.
3: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended September 30, 2023, 2022 and June 30, 2023. Variations in % are calculated over the same quarter of the previous year. See definitions on page 15.

Summary of Consolidated Operating Metrics			
CUSTOMER METRICS	Q3'23	Q3'22	Q2'23
Number of Customers (in millions)	89.1	70.4	83.7
Number of Customers growth (%)	27%	46%	28%
Active Customers (in millions)	73.8	57.4	68.8
Activity Rate	83%	82%	82%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	29.0	21.2	26.3
Purchase Volume growth (%)	37%	75%	32%
Monthly Average Revenue per Active Customer (in $)	10.0	7.9	9.3
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.8	0.8
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	29.0	22.7	26.5
Purchase Volume growth (%)	28%	75%	30%
Monthly Average Revenue per Active Customer (in $)	10.0	8.5	9.4
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.8
CUSTOMER BALANCES			
Total portfolio - credit card and personal loans (in $ billions)	15.4	9.7	14.8
Portfolio growth (%)	59%	83%	63%
Deposits (in $ billions)	19.1	14.0	18.0
Deposits growth (%)	36%	73%	35%
Interest-Earning Portfolio (in $ billions)	6.7	3.5	6.3
Interest-Earning growth (%)	91%	150%	97%
FX NEUTRAL			
Total portfolio - credit card and personal loans (in $ billions)	15.4	10.4	14.1
Portfolio growth (%)	48%	82%	48%
Deposits (in $ billions)	19.1	15.1	17.1
Deposits growth (%)	26%	74%	23%
Interest-Earning Portfolio (in $ billions)	6.7	3.8	6.0
Interest-Earning growth (%)	76%	153%	82%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	Q3'23	Q3'22	Q2'23
Revenue (in $ millions)	2,136.8	1,306.9	1,868.6
Revenue growth (%)	64%	172%	61%
Gross Profit (in $ millions)	914.8	427.0	782.0
Gross Profit Margin (%)	43%	33%	42%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4.1%	3.9%	4.0%
Net Income (in $ millions)	303.0	7.8	224.9
Adjusted Net Income (in $ millions)	355.6	63.1	262.7
FX NEUTRAL			
Revenue (in $ millions)	2,136.8	1,400.8	1,883.1
Revenue growth (%)	53%	171%	60%
Gross Profit (in $ millions)	914.8	457.7	788.1
Net Income (in $ million)	303.0	8.4	226.6
Adjusted Net Income (in $ millions)	355.6	67.7	264.7



Strategic Initiatives and Business Update



BOLOS
CAFÉ
SU COS

Continued Growth of The World's Largest Digital Banking Platform



90MM
Oct'23
89.1
Customers (MM)
Credit Card
0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7
PIX
Cognitect
PJ Bank Slip
Secured Cards
RDB Locked
Insurance
Donations – App
NuLife
Ultraviolet
CC Bank Slip Pay
BNPL
FX Remittances
Auto Equity
WhatsApp Pay
Google Pay
Apple Pay
NuLab
NuSócios
SME CC
Open Finance
SME 1st
Street Mode
Purple Lists
Marketplace
Mobile
Insurance
PIX Financing
NuPay
NuCripto
Money Boxes
Samsung Pay
NuTap
Nunos
Payroll Deductible Loans
Nucoin
Car Insurance
Collateralized CC Limit
Cuenta Nu - Mexico
Cajitas - Mexico
Additional Limit PIX
Credit
Insurance "Vidas Juntas"
Personal Loans - Mexico
FGTS Deductible Loan
INSS Deductible Loan
2014
2017
2020
2021
2022
2023

Nu reached another historical high for both Retail Customers and Small and Medium Enterprises (SMEs), closing the quarter with **89.1 million** customers. The activity rate increased to a record high of **82.8%**. In Brazil, customers increased more than **26%** YoY to **84.0 million.** Nu's customers in Brazil now account for **51%** of the country's adult population, up from **49%** in the previous quarter. In addition, Nu has become the primary banking account (PBA) for over **59%** of the monthly active customers who have been with the Company for over a year. Nu's customer base in Mexico increased to over **4.3 million**. In Colombia, Nu closed the quarter with approximately **800 thousand** customers.

A Business Model That Drives Multi-Product Growth

Active Customers **73.8MM** +29% YoY	Active Credit Card Customers **38.9MM** +23% YoY	NuInvest Active Customers **12.4MM** +100% YoY	NuCoin Active Customers **10.5MM** Launched in March 2023
Active NuAccounts **64.7MM** +32% YoY	Active Personal Loan Customers **7.3MM** +52% YoY Eligible Customers 18.1MM +19% YoY	Active SME Accounts **2.0MM** +54% YoY	Active Insurance Policies **1.2MM** +50% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period.
Source: Nu.

Core products, which include credit cards, banking accounts, and personal loans, reached approximately **39 million**, **65 million**, and **7 million** active customers, respectively. The insurance product reached more than **1 million** active policies, while NuInvest reached over **12 million** active customers and NuCoin, launched in March 2023, reached **10.5 million** active customers.

Robust Deposits Franchise Driven By Sustainable Volume Growth and Stable Funding Cost



Deposits (US$BN)
YoY: 26%
FXN
14.0
95%
15.8
78%
15.8
81%
18.0
80%
19.1
80%
Cost of Funding as a % of CDI
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: Rates presented are the average cost of funding as percentage of CDI of the quarter.
Note 3: 'CDI' stands for the Brazilian Interbank Deposit rate.
Source: Nu.

Deposits increased **26%** YoY FXN, to **$19.1 billion** in Q3'23, while funding cost remained stable QoQ at **80%** of the Brazilian interbank deposit rate (CDI), in line with expectations, showing that Nu is unlocking the value of the strong liability franchise built. The loan-to-deposit ratio (LDR) was stable at **35%.** One year ago, our LDR was at 25%, demonstrating that Nu has significantly optimized its balance sheet in 12 months, while capacity exists for further improvement.

Closing Interest Earnings Portfolio Gap Relative to Market as Nu Expands Financial Products and Features



Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
83%
7%
10%
73%
17%
10%
81%
7%
12%
74%
17%
9%
77%
7%
16%
73%
15%
12%
74%
7%
19%
73%
16%
11%
72%
7%
21%
75%
15%
10%
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.

Note 2: All data presented is for Brazil only.

Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.

Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).

Note 5: Market balances excludes Nu.

Source: Nu, Brazilian Central Bank.

Total credit card and lending gross receivables increased **48%** YoY FXN, to **$15.4 billion** in Q3'23, with IEP rising **72%** YoY FXN, to **$6.7 billion**. Growth reflects the ramp up of personal loans, which increased **48%** YoY FXN to **$3.1 billion**, and credit card receivables, which expanded **46%** YoY FXN to **$12.3 billion**.

The interest-earning installment balance expanded again this quarter and now represents another record-high **21%** of the total credit card loan book. Nu has maintained a consistent commitment to increasing the interest-earning balance, adhering to a strategic emphasis on the interest earning portion of our portfolio rather than incentivizing revolving balances. For the fifth consecutive quarter, the share of revolving balances was maintained at **7%**.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion


Active Customers Using NuAccount as their Primary Banking Account (%)
Total: 59%
Months


Number of Products Per Active Customer
Average: 4.0
Q1'17
Q3'23
Months


Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of $10.0/month while some mature cohorts already reach ~$25/month
Average: US$10.0
Q1'17
Q3'23
Months

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. We calculate the percentage of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.

Note 3: 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Note 5: 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only.

Source: Nu.

ARPAC increased **18%** YoY FXN to **$10.0** in Q3'23. This was the result of a higher number of active and PBA customers when compared to a year ago, which consumed a larger and more profitable set of financial products, and drove a **53%** increase in revenues YoY FXN to a record high of **$2.1 billion.**

Stable Cost to Serve Underscores Operating Leverage Potential


Cost to Serve per Active Customer (US$)
YoY: 0%
FXN
0.8
0.9
0.8
0.8
0.9
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Source: Nu.

Monthly Average Cost to Serve Per Active Customer was at **$0.9** in Q3'23, below the $1 level, as expected, underscoring the Company's ability to scale its platform and leverage sustainable cost advantages.

Delinquency Ratios Tracking Expectations


15-90 NPLs
Brazil Credit Portfolio
2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23


90+ NPLs
5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: 'NPL' is a non-performing loan.
Note 2: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 3: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans / Delinquency Overall, NPL 15-90, a leading indicator, improved slightly when compared to last quarter, decreasing by 10 basis points to **4.2%**[4], in line with expectations. The 90+ NPL ratio increased from **5.9%**[4] to **6.1%**[4] QoQ, as expected, considering the "stacking behavior" of loans that move through the delinquency buckets, as this delinquency ratio behaves as a stock rather than a flow. Renegotiations remained at around **9%** of the book this quarter and almost half of those renegotiations came from loans that were current and not past due at the time of renegotiation.

4: Data for Brazil only.

Comfortable Capital and Liquidity Positions


Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Injection Under Approval
Capital Excess
Capital Requirement
2x
2.2
0.1
0.7
1.4
Prudential Conglomerate
4.5
2.3
0.1
0.7
1.4
Nu Holdings


Liquidity Position (US$Bn)
LDR
35%
6.7
Interest Earning Portfolio
19.1
Total Deposits

Note 1: The first and the second bars consider the Capital Adequacy Ratio (CAR) requirement of 6.75%, applicable to the conglomerate led by Nu Pagamentos S.A., our main payment institution, as of September 2023, according to BCB Resolution No. 200/22.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital Nu strengthened its position as one of the best-capitalized players in the region with a Capital Adequacy Ratio (CAR) in Brazil of **11%**, well above the minimum required of **6.75%**, applicable to the conglomerate led by Nu Pagamentos S.A., Nu's main payment institution, as of September 2023, according to BCB Resolution No. 200/22. In addition, Nu Holdings has **$2.3 billion** in excess cash.

Financial
Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **53**% YoY FXN, to another record high of **$2,136.8 million** in Q3'23.

Revenue ($ million)	Q3'23	Q3'22
Interest Income and Gains (Losses) on Financial Instruments	1,732.7	987.3
Fee and Commission Income	404.1	319.6
Total	**2,136.8**	**1,306.9**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	1,732.7	1,058.3
Fee and Commission Income	404.1	342.6
Total	**2,136.8**	**1,400.9**

Interest Income and Gains (Losses) on Financial Instruments increased **64**% YoY FXN, to **$1,732.7 million** in Q3'23. The increase reflected mainly two factors: (1) consistent high interest income in the consumer finance portfolio, associated with the ongoing expansion of both personal loans and credit cards and (2) credit mix, mainly associated with the increase of installments with interest within the credit card portfolio and accelerated loan origination. Fee and Commission Income in Q3'23 increased **18**% YoY FXN to **$404.1 million.** This resulted mainly from interchange fees driven by the increase in credit and debit card purchase volumes, reflecting continued growth in Nu's customer base and activity rates.

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased **30**% YoY FXN to **$1,222.0 million**. This cost accounted for **57**% of revenue in Q3'23, versus **67**% in Q3'22, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q3'23	Q3'22
Interest and Other Financial Expenses	(537.6)	(459.9)
Transactional Expenses	(56.8)	(44.5)
Credit Loss Allowance Expenses	(627.6)	(375.5)
Total	**(1,222.0)**	**(879.9)**
% of Revenue	**57%**	**67%**
FX Neutral		
Interest and Other Financial Expenses	(537.6)	(493.0)
Transactional Expenses	(56.8)	(47.7)
Credit Loss Allowance Expenses	(627.6)	(402.5)
Total	**(1,222.0)**	**(943.2)**
% of Revenue	**57%**	**67%**

The increase of Interest and Other Financial Expenses was due to: (i) an increase in other interest and similar expenses generated by new borrowings and financings particularly related to the expansion of operations in Mexico and Colombia, and (ii) higher interest expenses on retail deposits that resulted from the increase in Brazil's interest rates in comparison to Q3'22, as well as the expansion of Nu's retail deposits balance, which reached **$19.1 billion** this quarter. In addition, this line is also directly impacted by the improving cost of funding recently observed at Nu in Brazil, which stood at **80**% of the CDI during Q3'23, and compared to **95**% of the CDI during Q3'22.

Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth in the credit portfolio, as Nu front loads provisions based on the expected losses for the life of the credit in accordance with IFRS 9's expected loss methodology. The increase in provisions this quarter, therefore, is directly linked to the origination volumes in recent cohorts, in line with their risk profile and expected losses.

Gross Profit

Gross Profit reached a quarterly record high of **$914.8 million,** up **100**% YoY FXN while gross profit margin increased to **43**% from **33**% in Q3'22.

OPERATING EXPENSES

In Q3'23, Operating Expenses totaled **$503.3 million**, increasing **11**% YoY FXN, but declining as a percentage of revenues, to **24**% from **32**% in Q3'22.

Operating Expenses ($ million)	Q3'23	Q3'22
Customer Support and Operations	(127.3)	(90.2)
General and Administrative Expenses	(264.3)	(261.8)
Marketing Expenses	(46.5)	(38.1)
Other Income (Expenses)	(65.2)	(31.8)
Total	**(503.3)**	**(421.9)**
% of Revenue	**24%**	**32%**
FX Neutral		
Customer Support and Operations	(127.3)	(96.7)
General and Administrative Expenses	(264.3)	(280.6)
Marketing Expenses	(46.5)	(40.8)
Other Income (Expenses)	(65.2)	(34.1)
Total	**(503.3)**	**(452.2)**
% of Revenue	**24%**	**32%**

The absolute YoY increase in Operating Expenses was principally due to Customer Support and Operations expenses expanding **32**% YoY FXN, mainly impacted by an increase of **78**% in credit analysis and collection costs associated with higher collection fees reflecting the expanded credit portfolio, and an increase of **80**% YoY FXN in salaries and associated benefits related to higher headcount in comparison to Q3'22.

Consistent NIM Expansion Driven by Rising Interest Earning Portfolio and Improving Yields with Stable Funding Cost

NII (US$MM) & NIM (%)



YoY: 111%
FXN
527
688
815
1,047
1,195
11.1%
13.3%
15.0%
18.3%
18.8%
NIM (%)
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Net interest income, or NII, reached **US$1.2 billion** this quarter, representing another strong quarter of growth and **111%** YoY FXN increase. This expansion can be attributed to the combination of the continued growth of credit card and lending portfolios, which collectively have driven the expansion of NII, and net interest margin, or NIM, to new record-high levels. NIM achieved **18.8%** this quarter, an increase of **7.7** percentage points when compared to one year ago.

Strong Track Record of Improving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
72.7%
57.4%
278.9
(202.7)
72.3%
60.7%
379.5
(274.3)
75.8%
56.1%
459.0
(347.8)
65.6%
52.7%
604.2
(396.2)
58.2%
50.2%
750.0
(436.1)
55.1%
45.8%
847.0
(466.4)
1,043.0
47.4%
41.0%
(494.0)
1,178.5
39.0%
33.5%
(460.1)
1,415.2
35.4%
29.2%
(500.8)
1,599.1
35.0%
30.5%
(560.1)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: Costs include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.

Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'SBC' refers to Share Based Compensation.
Note 7: 'SBC' does not consider the effect of the hedge of the tax effects on share-based compensation.
Source: Nu.

Nu continues to see operating leverage as a defining feature of its strategy. The Company's efficiency ratio continued to improve for the seventh consecutive quarter reaching another all-time low of **35.0%**. This level of efficiency ranks Nu Holdings as one of the most efficient companies in Latin America[5].

5: Source: Companies reports, BCB, Nu.

EARNINGS

Net Income

Nu reported another quarter of improved bottom line with Net Income increasing to **$303.0 million**, up from **$7.8 million** in Q3'22, validating Nu's strategy and business model.

Adjusted Net Income

In Q3'23, Nu reported an Adjusted Net Income of **$355.6 million** compared to an Adjusted Net Income of **$63.1 million** in Q3'22.

Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

November 14, 2023
at 5:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual

monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Financeira and Nu Pagamentos - Nu Holdings' subsidiaries in Brazil.

Primary Banking Account - refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost.

SMEs - small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month periods ended September 30, 2023 and 2022
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	For the three months ended September 30,	
Adjusted Net Income ($ million)	2023	2022
Profit attributable to shareholders of the parent company	303.0	7.8
Share-based compensation	71.2	79.0
Allocated tax effects on share-based compensation	(20.5)	(23.6)
Hedge of the tax effects on share-based compensation	(1.9)	(0.1)
Adjusted Net Income for the period	**355.6**	**63.1**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended September 30, 2022 (R$5.258 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2023 (R$4.905 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended September 30, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2023 (R$5.034 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on September 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4,696.9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4,809.1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.2038, MXN 18.3980 and COP 4,750.0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

As of April 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.0147, MXN 18.0849 and COP 4,524.8911 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9880, MXN 18.0003 and COP 4,695.2700 to US$ 1.00).

As of May 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9793, MXN 17.7365 and COP 4,520.4267 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0556, MXN 17.6874 and COP 4,451.1100 to US$ 1.00).

As of June 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8456, MXN 17.2340 and COP 4,192.9295 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7854, MXN 17.1248 and COP 4,171.7900 to US$ 1.00).

As of July 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.8035, MXN 16.9088 and COP 4,053.2562 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7259, MXN 16.7432 and COP 3,924.5300 to US$ 1.00).

As of August 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9080, MXN 16.9940 and COP 4,073.3230 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9550, MXN 17.0378 and COP 4,092.1200 to US$ 1.00).

As of September 30, 2023, income statement figures were divided by the average FX Rate of the month (R$ 4.9446, MXN 17.3155 and COP 4,005.5595 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0341, MXN 17.4227 and COP 4,067.8800 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended September 30, 2023 and 2022
(In thousands of U.S. Dollars)

	09/30/2023	09/30/2022
Interest income and gains (losses) on financial instruments	1,732,699	987,248
Fee and commission income	404,059	319,619
Total revenue	**2,136,758**	**1,306,867**
Interest and other financial expenses	(537,649)	(459,889)
Transactional expenses	(56,774)	(44,475)
Credit loss allowance expenses	(627,506)	(375,474)
Total cost of financial and transactional services provided	**(1,221,929)**	**(879,838)**
Gross profit	**914,829**	**427,029**
Operating expenses		
Customer support and operations	(127,295)	(90,249)
General and administrative expenses	(264,264)	(261,778)
Marketing expenses	(46,483)	(38,103)
Other income (expenses)	(65,242)	(31,792)
Total operating expenses	**(503,284)**	**(421,922)**
Profit (loss) before income taxes	**411,545**	**5,107**
Income taxes		
Current taxes	(307,248)	(106,819)
Deferred taxes	198,739	109,545
Total income taxes	**(108,509)**	**2,726**
Profit (loss) for the three-month period	**303,036**	**7,833**
Profit (loss) attributable to shareholders of the parent company	*303,036*	*7,833*

Financial Position

As of September 30, 2023 and December 31, 2022
(In thousands of U.S. Dollars)

	09/30/2023	12/31/2022
Assets		
Cash and cash equivalents	3,213,627	4,172,316
Financial assets at fair value through profit or loss	119,176	133,643
Securities	*103,319*	*91,853*
Derivative financial instruments	*15,541*	*41,485*
Collateral for credit card operations	*316*	*305*
Financial assets at fair value through other comprehensive income	8,605,769	9,947,138
Securities	*8,605,769*	*9,947,138*
Financial assets at amortized cost	20,857,390	13,684,484
Credit card receivables	*10,495,524*	*8,233,072*
Loans to customers	*2,689,978*	*1,673,440*
Compulsory and other deposits at central banks	*5,849,454*	*2,778,019*
Other receivables	*1,600,735*	*521,670*
Other financial assets	*172,026*	*478,283*
Securities	*49,673*	-
Other assets	807,622	541,903
Deferred tax assets	1,352,275	811,050
Right-of-use assets	26,027	18,982
Property, plant and equipment	35,932	27,482
Intangible assets	277,919	182,164
Goodwill	397,505	397,397
Total assets	**35,693,242**	**29,916,559**

	09/30/2023	12/31/2022
Liabilities		
Financial liabilities at fair value through profit or loss	214,758	218,174
Derivative financial instruments	*52,775*	*9,425*
Instruments eligible as capital	*3,716*	*11,507*
Repurchase agreements	*158,267*	*197,242*
Financial liabilities at amortized cost	28,037,940	23,448,892
Deposits	*19,117,216*	*15,808,541*
Payables to network	*7,834,854*	*7,054,783*
Borrowings and financing	*1,085,870*	*585,568*
Salaries, allowances and social security contributions	163,895	90,587
Tax liabilities	848,679	511,017
Lease liabilities	32,043	20,353
Provision for lawsuits and administrative proceedings	5,355	17,947
Deferred income	61,232	41,688
Deferred tax liabilities	75,220	41,118
Other liabilities	364,802	636,000
Total liabilities	**29,803,924**	**25,025,776**
Equity		
Share capital	84	83
Share premium reserve	4,971,814	4,963,774
Accumulated gains	887,813	64,577
Other comprehensive income (loss)	29,607	(137,651)
Total equity	**5,889,318**	**4,890,783**
Total liabilities and equity	**35,693,242**	**29,916,559**

Cash Flows

For the nine-month period ended September 30, 2023 and 2022
(In thousands of U.S. Dollars)

	09/30/2023	09/30/2022
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Profit (Loss) for the nine-month period	669,653	(67,021)
Adjustments:		
Depreciation and amortization	46,350	25,699
Credit loss allowance expenses	1,784,854	1,009,827
Deferred income taxes	(466,685)	(322,255)
Provision for lawsuits and administrative proceedings	3,470	(1,382)
Unrealized losses (gains) on other investments	21,720	(5,067)
Unrealized losses (gains) on financial instruments	42,995	14,063
Interest accrued	68,843	21,877
Share-based compensation	168,970	188,525
Others	14,025	5,879
	2,354,195	**870,145**
Changes in operating assets and liabilities:		
Securities	1,279,337	(749,991)
Compulsory deposits and others at central banks	(3,087,936)	(972,188)
Credit card receivables	(5,060,879)	(3,502,428)
Loans to customers	(2,453,595)	(1,548,747)
Other receivables	(1,086,236)	(349,558)
Other assets	33,994	(210,427)
Deposits	3,326,450	4,611,994
Payables to network	943,798	1,067,635
Deferred income	19,649	6,110
Other liabilities	632,384	423,586
Interest paid	(64,962)	(20,295)
Income tax paid	(532,231)	(259,605)
Interest received	2,255,730	1,160,989
Cash flows (used in) generated from operating activities	**(1,440,302)**	**527,220**

	09/30/2023	09/30/2022
Cash flows from investing activities		
Acquisition of property, plant and equipment	(15,453)	(11,396)
Acquisition of intangible assets	(130,683)	(75,220)
Acquisition of subsidiary, net of cash acquired	-	(10,346)
Acquisition of securities - equity instruments	-	(2,500)
Cash flow (used in) generated from investing activities	**(146,136)**	**(99,462)**
Cash flows from financing activities		
Issuance of shares for over-allotment in IPO	-	247,998
Transactions costs for over-allotment in IPO	-	(3,985)
Payments of securitized borrowings	-	(10,633)
Proceeds from borrowings and financing	459,154	353,093
Payments of borrowings and financing	(46,339)	(38,208)
Lease payments	(5,535)	(3,394)
Exercise of stock options	8,041	3,918
Cash flows (used in) generated from financing activities	**415,321**	**548,789**
Change in cash and cash equivalents	**(1,171,117)**	**976,547**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents	212,428	10,571
Cash and cash equivalents - end of the period	3,213,627	3,692,793
Increase (decrease) in cash and cash equivalents	**(1,171,117)**	**976,547**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving more than 90 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.